BODMAN LLP
6th Floor at Ford Field
1901 St. Antoine Street
Detroit, Michigan 48226
Office: (313) 259-7777
Fax: (313) 393-7579

Fred B. Green
313-392-1056
fgreen@bodmanllp.com

May 5, 2010

CORRESP

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:
Caraco Pharmaceutical Laboratories, Ltd. Form 10-K for the Fiscal Year Ended March 31, 2009 Form 10-Q for the Quarterly Period Ending September 30, 2009 Definitive Proxy Statement on Schedule 14A Filed July 29, 2009 File No. 001-31773

Dear Mr. Rosenberg:

This letter is to inform you that Caraco is gathering the information necessary to respond to your letter dated April 22, 2010, which was in response to our letter dated February 12, 2010, and intends to file its response on May 12, 2010.

Sincerely,

Fred B. Green

cc.	Jitendra N. Doshi, CEO
Mukul Rathi, interim CFO